09056236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANS WORLD SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6724 LAKESHORE ROAD
(No. and Street)

CICERO	NY	13039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET	SYRACUSE	NY	13203
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A 3/12

AB 3/25

OATH OR AFFIRMATION

I, OVADIA AVRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANS WORLD SECURITIES LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA A. TAYLOR
Notary Public in the State of New York
Qualified in Onondaga County, No. 01TA6016175
My Commission Expires November 16, 2010

Notary Public

Signature

PRINCIPLE
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

TRANS WORLD SECURITIES LLC

Page No.

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Income and Changes in Member's Equity 3

Statement of Cash Flows 4

Notes to Financial Statements 5-8

Supplementary Information 9

Computation of Net Capital 10

Reconciliation with Company's Computation of Net Capital 10

Exemptive Provision under Rule 15c3-3 11

Report on any Material Inadequacies 12

Report on Internal Control 13-14

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Trans World Securities LLC
Cicero, New York

We have audited the accompanying statement of financial condition of **TRANS WORLD SECURITIES LLC** as of December 31, 2008, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TRANS WORLD SECURITIES LLC** as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 17, 2009

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

TRANS WORLD SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash	$	14,464
Commissions receivable		41
Prepaid expenses		741
Securities owned, not readily marketable, at fair value		7,413
Furniture and equipment, at cost, less accumulated depreciation of $5,799		-
TOTAL ASSETS	$	22,659

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	5,210
Total liabilities		5,210
MEMBER'S EQUITY		17,449
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	22,659

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2008

REVENUE		
Commissions	$	102,956
Unrealized loss on securities owned		(7,434)
Total revenue		95,522
EXPENSES		
Other operating expenses		10,921
Total expenses		10,921
NET INCOME		84,601
MEMBER'S EQUITY - BEGINNING OF YEAR		64,848
MEMBER'S DISTRIBUTIONS		(132,000)
MEMBER'S EQUITY - END OF YEAR	$	17,449

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	84,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on securities		7,434
(Increase) decrease in:		
Commission receivable		1,896
Prepaid expenses		447
Increase in:		
Accrued expenses		1,010
NET CASH PROVIDED BY OPERATING ACTIVITIES		95,388
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions		(132,000)
NET CASH USED BY FINANCING ACTIVITIES		(132,000)
NET DECREASE IN CASH		(36,612)
CASH BALANCE - BEGINNING OF YEAR		51,076
CASH BALANCE - END OF YEAR	$	14,464
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	-
Taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trans World Securities LLC is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company's business consists of the distribution of mutual funds (application only) and/or selling variable life insurance or annuities. The Company is a New York (U.S.A.) limited liability company formed on August 3, 1998. The business is located in Cicero, New York (U.S.A.). The Company is registered with the states of New York and Florida.

Income Taxes

The Company is treated as a sole proprietorship for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the member individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

NOTE 1 – (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Fixed Assets

Fixed assets are stated at cost.

Advertising

The Company expenses advertising costs as incurred. There were no advertising expenses for the year ended December 31, 2008.

Recent Accounting Pronouncement

FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Interpretation 48 was issued in July 2006 and was effective for fiscal years beginning after December 15, 2006. In February 2008, FASB deferred the application of FIN 48 for certain non-public entities until tax years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48, along with its accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral is applicable. Management estimates that FIN 48 will not have a material impact on the financial statements of the Company.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, member's capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2008, the Company had net capital of $9,254 which was $4,254 in excess of its required net capital of $5,000 for 2008. The Company's net capital ratio was 0.59:1 at December 31, 2008.

NOTE 3 – DEPRECIATION

Equipment owned by the Company is fully depreciated for both book and tax purposes. Accumulated deprecation was $5,922 at December 31, 2008.

NOTE 4 – EXPENSES AGREEMENT

The Company has entered into an expense agreement with an affiliated organization as part of its business plan. The affiliate will pay the following expenses on behalf of Trans World Securities LLC: rent, salaries, telephone, equipment, office supplies, travel and entertainment, furnishings, postage and messengers, leasehold improvements, mail and subscriptions, legal, accounting and consulting fees. The Company will not be required to reimburse the affiliate for said expenses.

NOTE 5 – SECURITIES OWNED

The cost and fair value of equity securities as of December 31, 2008 were as follows:

2008	Cost	Fair Value
Corporate Stock	$ 3,300	$ 7,413

Marketable securities are recorded at fair value in accordance with FASB Statement No. 157. The resulting difference between cost and market value is included in the income statement.

NOTE 6 - FAIR VALUE

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

NOTE 6 – (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company has elected to delay application of this statement as permitted for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Those items are disclosed in Note 5 at fair value.

TRANS WORLD SECURITIES LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

TRANS WORLD SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

NET CAPITAL		
Total member's equity qualified for net capital		$ 17,449
Total capital		
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	$ 41	
Securities owned, non-marketable, at fair value	7,413	
Prepaid expenses	741	8,195
Net capital before haircuts on securities positions		9,254
Haircuts on options [computed pursuant to rule 15c3-1(f)]		--
NET CAPITAL		$ 9,254
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 5,210
TOTAL AGGREGATE INDEBTEDNESS		$ 5,210
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 3,474
Statutory requirement		$ 5,000
Excess net capital		$ 4,254
Excess net capital at 1,500%		$ 5,780
Excess net capital at 1,000%		$ 8,733
Ratio: Aggregate indebtedness to net capital		0.56 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 9,254
NET CAPITAL PER ABOVE	$ 9,254

EXEMPTIVE PROVISION UNDER RULE 15c3-3

As of December 31, 2008

If an exemption from Rule SEC Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)--Limited business (mutual funds and/or variable annuities only)

TRANS WORLD SECURITIES LLC
REPORT ON ANY MATERIAL INADEQUACIES
As of December 31, 2008

No material inadequacies existed or were found to have existed since the date of inception.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Trans World Securities LLC
Cicero, New York

In planning and performing our audit of the financial statements and supplemental schedules of Trans World Securities LLC, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *Significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *Material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remoter likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi + Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 17, 2009

TRANS WORLD SECURITIES LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2008